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Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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January 21, 2025
CONFIDENTIAL SUBMISSION
VIA EDGAR
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, DC 20549-6010
RE: Confidential Submission of Draft Registration Statement on Form S-1 for Voyager Technologies, Inc.
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, the Company is omitting from the Registration Statement audited financial statements as of and for the year ended December 31, 2022 as well as unaudited financial statements as of and for the period ended September 30, 2024 and 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

January 21, 2025

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1311.

Best regards,

/s/ Michael Benjamin
Michael Benjamin
of LATHAM & WATKINS LLP

Enclosure

cc:	Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP